FRONTEER GOLD INC.

INSTRUMENT OF PROXY

SOLICITED BY MANAGEMENT OF FRONTEER GOLD INC.
FOR USE AT THE SPECIAL MEETING OF SECURITYHOLDERS OF
FRONTEER GOLD INC. TO BE HELD ON MARCH 30, 2011

The undersigned holder (the “Shareholder”) of common shares (the “Shares”) of Fronteer Gold Inc. (the “Corporation”) hereby nominates, constitutes and appoints Mark O’Dea, President and Chief Executive Officer, or failing him, Oliver Lennox-King, Chairman of the board of directors and a director, or, instead of either of them,                                                                               , as proxy of the undersigned, with full power of substitution, to attend, act and vote for and on behalf of the undersigned in accordance with the following directions (or if no directions are given, as the proxyholder sees fit) and in respect of all other matters that may properly come before the special meeting of the holders of Shares and the holders of options to acquire Shares (collectively, the “Securityholders”) of the Corporation to be held on the 30th day of March, 2011 (the “Meeting”) and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the Meeting or such adjournment(s) or postponement(s) thereof.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED “FOR” OR VOTED “AGAINST”, AS APPLICABLE, THE MATTERS IDENTIFIED BELOW IN ACCORDANCE WITH THE SPECIFICATIONS OF THE SHAREHOLDER. WHERE NO CHOICE IS SPECIFIED, THIS PROXY CONFERS DISCRETIONARY AUTHORITY AND WILL BE VOTED “FOR” EACH OF THE MATTERS LISTED BELOW.

THIS PROXY ALSO CONFERS DISCRETIONARY AUTHORITY TO VOTE IN RESPECT OF ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT(S) OR POSTPONEMENT(S) THEREOF IN SUCH MANNER AS THE PROXYHOLDER IN ITS JUDGMENT MAY DETERMINE.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR AND ON ITS BEHALF AT THE MEETING OR ANY ADJOURNMENT(S) OR POSTPONEMENT(S) THEREOF OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY FILLING IN THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED AND STRIKING OUT THE NAMES OF MANAGEMENT’S PROXY NOMINEES, OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DEPOSITING THE PROXY AS INSTRUCTED BELOW.

TO BE VALID, THIS PROXY MUST BE RECEIVED BY THE CORPORATION’S REGISTRAR AND TRANSFER AGENT AT THE ADDRESS INDICATED ON THE ENCLOSED ENVELOPE NOT LATER THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) PRIOR TO THE TIME OF THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF.

Without limiting the general powers hereby conferred, the undersigned hereby directs the proxy nominee named above to vote the Shares represented by this proxy as indicated below:

1.	FOR ☐ or AGAINST ☐ the special resolution, the full text of which is attached as Appendix “A” to the Management Information Circular dated March 2, 2011 (the “Information Circular”), to approve a plan of arrangement pursuant to section 182 of the Business Corporations Act (Ontario), involving the Corporation, Newmont Mining Corporation, Pilot Gold Inc. (“Pilot Gold”) and the Securityholders, all as more particularly described in the Information Circular;

2.	FOR ☐ or AGAINST ☐ the ordinary resolution, the full text of which is set forth in the Information Circular under the heading “Other Matters to be Considered at the Meeting — Approval of Pilot Gold Option Plan”, to approve a stock option plan of Pilot Gold, as more particularly described in the Information Circular; and

3.	at the nominee’s discretion, to act and vote upon any amendments or variations to matters specified in the accompanying Notice of Meeting or upon any other matters as may properly come before the Meeting or any adjournments(s) or postponement(s) thereof.

THIS BLUE FORM OF PROXY SHOULD ONLY BE USED WITH RESPECT TO FRONTEER
SHARES. TO VOTE YOUR FRONTEER OPTIONS, YOU MUST USE THE PINK FORM OF PROXY.

This proxy revokes and supersedes all proxies of an earlier date.

DATED this            day of                          , 2011.

PRINT NAME:

SIGNATURE:

NOTES:

1.	This proxy must be signed by the Shareholder or his attorney duly authorized in writing, or, if the Shareholder is a corporation, by a duly authorized officer or director thereof under its corporate seal, or by an attorney thereof duly authorized. If securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign the proxy.

2.	A person appointed as proxy nominee to represent a Shareholder need not be a shareholder of the Corporation.

3.	If not dated, this proxy is deemed to bear the date on which it was mailed on behalf of the management of the Corporation to the Shareholder.

4.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

5.	Each shareholder who is unable to attend the meeting is respectfully requested to fill out, date and sign this form of proxy and return it in the envelope provided.

6.	To be used at the Meeting, proxies must be properly completed, signed and delivered and received at the office of the Corporation’s registrar and transfer agent, Equity Financial Trust Company, at 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1, no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or any adjournment(s) or postponement(s) of the Meeting at which this proxy is to be used.

7.	This proxy should be read in conjunction with the accompanying documentation provided on behalf of management of the Corporation, including the Information Circular.